UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58304/August 5, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13079

In the Matter of	:
	:
BENGUET CORP.,	:
CLEAN SYSTEMS TECHNOLOGY	: ORDER MAKING FINDINGS
GROUP, LTD.,	: AND REVOKING REGISTRATIONS
LUMENON INNOVATIVE LIGHTWAVE	: AS TO THREE RESPONDENTS
TECHNOLOGY, INC.,	:
SYMBIAT, INC.,	:
UNIROYAL TECHNOLOGY CORP., and	:
VALUE HOLDINGS, INC. (n/k/a	:
GALEA LIFE SCIENCES, INC.)	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 23, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by July 2, 2008. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, only Value Holdings, Inc. (n/k/a Galea Life Sciences, Inc.), has filed an Answer and the time for filing Answers has expired.

On July 15, 2008, the Division filed motions for default (Motions) against Clean Systems Technology Group, Ltd. (CSTM), Lumenon Innovative Lightwave Technology, Inc. (LUMMQ), and Symbiat, Inc. (SYBA) (collectively, Respondents).[1] As relief, the Division requests that the registrations of Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked. Respondents have not filed any oppositions to the Division's Motions.

Accordingly, these three Respondents are in default for failing to file an Answer to the OIP, to respond to the Division's Motions within the time provided, or to otherwise

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[1] Respondents Uniroyal Technology Corp. and Benguet Corp. submitted settlement offers which the Commission accepted on July 10, 2008, and July 17, 2008, respectively.

defend the proceeding. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. Accordingly, as authorized by Commission Rule of Practice 155(a), the following allegations in the OIP are deemed to be true.

CSTM (CIK No. 764587) is a New York corporation located in Kiryat Gat, Israel, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). CSTM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004. As of June 17, 2008, the common stock of CSTM was quoted on the Pink Sheets, had twelve market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 19,387 shares for the six months ended March 7, 2008.

LUMMQ (CIK No. 1098432) is a Delaware corporation located in St-Laurent, Quebec, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). LUMMQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2002, which reported a net loss of C$9,822,000 for the prior six months. On February 9, 2003, LUMMQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware. The case was closed on April 25, 2003. As of June 17, 2008, the common stock of LUMMQ was traded on the over-the-counter markets.

SYBA (CIK No. 819479) is a void Delaware corporation located in Norcross, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). SYBA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of $11,065,000 for the prior nine months. On March 29, 2004, SYBA filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Georgia which was still pending as of June 17, 2008. As of June 17, 2008, the common stock of SYBA was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of SYBA had an average daily trading volume of 14,669 shares for the six months ended March 7, 2008.

These three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Clean Systems Technology Group, Ltd., Lumenon Innovative Lightwave Technology, Inc., and Symbiat, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge